================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                 Amendment No. 1
                                       to
                                SCHEDULE 14D-1/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------

                              CN Biosciences, Inc.
                            (Name of Subject Company)

                              EM Acquisition Corp.
                           EM Industries, Incorporated
                         Merck KGaA, Darmstadt, Germany
                                    (Bidders)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   125946 10 3
                      (CUSIP Number of Class of Securities)

                             Stephen J. Kunst, Esq.
                    Group Vice President and General Counsel
                           EM Industries, Incorporated
                                 7 Skyline Drive
                               Hawthorne, NY 10532
                            Telephone: (914) 592-4660
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                   ----------
                                    Copy to:
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4400
                        Attention: Thomas J. Drago, Esq.
                                   ----------

                                December 1, 1998
         (Date of Event Which Requires Filing Statement on Schedule 13D)

                                Page 1 of 5 pages
                             Exhibit Index on page 4

================================================================================

         This Amendment No. 1 (this "Amendment") amends and supplements the combined Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Statement on Schedule 13D, which was originally filed with the Securities and Exchange Commission on November 25, 1998, by Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany ("Merck KGaA"), EM Industries, Incorporated, a New York corporation and an indirect subsidiary of Merck KGaA ("Parent"), and EM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to Purchaser's tender offer for all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of CN Biosciences, Inc., a Delaware corporation (the "Company"), at $25.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1998 (the "Offer to Purchase"), a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1.

         All capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1.

Item 10.          Additional Items to be Furnished.

         Items 10(b) and (c) are hereby amended and supplemented as follows:

         On December 2, 1999, Parent issued a press release respecting German antitrust approval, a copy of which is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented as follows:

         (a)(9)   Text of Press Release, dated December 2, 1998.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 1998

                                           EM ACQUISITION CORP.

                                           By: /s/ Dieter Janssen
                                               ---------------------------------
                                               Name:  Dieter Janssen
                                               Title:  President & CEO

                                           EM INDUSTRIES, INCORPORATED

                                           By: /s/ Richard K. Hackett
                                               ---------------------------------
                                               Name:  Richard K. Hackett
                                               Title:  Vice President, Finance

                                           MERCK KGaA, DARMSTADT, GERMANY

                                           By: /s/ Klaus-Peter Brandis
                                               ---------------------------------
                                               Name:  Klaus-Peter Brandis
                                               Title:  Head of Legal Department

                                  EXHIBIT INDEX

Exhibit

(a)(9)   Text of Press Release, dated December 2, 1998.